EXHIBIT 2

                      THE COMMITTEE TO IMPROVE SHAREHOLDER
                         VALUE OF COLUMBIA LABORATORIES
                            c/o Knott Partners, L.P.
                             485 Underhill Boulevard
                                Syosset, NY 11791


                                 October 2, 1998


Board of Directors
Columbia Laboratories, Inc.
2665 South Bayshore Drive
Miami, Florida  33133

Ladies and Gentlemen:

         Our Committee has been formed by several significant shareholders of the Company who have developed very serious concerns with many aspects of the Company's affairs. Since members of the Committee publicly filed a statement on
Schedule 13D last July, we have been contacted by many other shareholders who appear to share our sense of outrage over the collapse of the Company's stock price and the perceived ineffectiveness of current management.

         For months, members of the Committee have sought to pursue a dialog with the Company's senior management regarding immediate steps to address these concerns and improve the Company's business and financial situation, enhancing value for all of its shareholders.

         Unfortunately, our efforts to pursue those discussions have not been productive, and to our great disappointment we have found senior management entirely unprepared to focus on the Company's most serious problems or to discuss with open minds constructive action to address the Company's pressing difficulties. We write now in an effort to call the urgent attention of each Director to these vital matters.

         In the absence of a prompt and positive response, we must reluctantly conclude that further communication with senior management will be fruitless, and that shareholders wishing to assist the Company and protect their investment must take other action. We expect that action to include, without limitation, going to court to demand that


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Board of Directors
October 2, 1998
Page 2



the Company schedule and hold a 1998 annual meeting of shareholders as required by Delaware law and nominating qualified candidates for election to the Board at such a meeting.

         We have repeatedly attempted to explore shareholder concerns in detail with the Company's senior management. Among the most significant of those concerns are the following:

         Stock Price and Shareholder Value. The Committee understands that the Company's Common Stock is reported to be one of the ten worst performing public stocks during the past year. In fact, over the last twelve months, since September 30, 1997, the Company's Common Stock has lost almost 80% of its value, declining from $19 1/8 to $3 1/4 per share, and recently traded as low as $2 3/8 per share. We believe that this decline is attributable to bad management rather than the inherent potential of the Company and its business. Immediate steps must be taken to restore investor confidence, management accountability, and credibility in the financial community, including addressing the other issues discussed in detail below.

         Management Compensation. Despite the Company's disastrous performance, over the last three years the three senior officers of the Company have been given salary increases which have almost doubled their base salaries and been granted stock options to acquire a total of 1,350,000 shares. These excessive and unjustified compensation increases include salary increases to $300,000 from $167,500 per year, and a grant of 450,000 options, for the Company's part-time Chief Operating Officer, who apparently spends little time on the Company's affairs. Even after entering a new four-year employment agreement with the Company in April 1997, this officer evidently went back to the Company just five months later, in September 1997, for a further salary increase of $100,000 per year. The level of last year's option grants to each member of the ineffective senior management group is at least ten times that of the grant to the senior scientific officer directly responsible for key product development, while that individual received a total salary increase of only 10% over the three-year period during which senior management salaries increased by almost 100%. Moreover, as the Company's stock price has fallen and its shareholders have lost tremendous value, the exercise price of stock options granted to senior management has been unilaterally lowered for the benefit of those officers. We believe that management compensation should be based on demonstrated performance, and that option grants should be


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Board of Directors
October 2, 1998
Page 3

designed to give management an interest in the Company which coincides with the interests of its shareholders.

         Corporate Expense. After repeated demands from members of our Committee and a public Schedule 13D filing expressing our concern, management belatedly announced a new plan to reduce research and development expense by $5 million. Whether those measures will be successfully implemented by present management remains uncertain. In any event, the Company continues to be burdened by exceptional and unnecessary corporate overhead, travel and entertainment, and other expenses. For example, apartments are maintained at the Company's expense in New York City and Paris, France. The Committee understands that the New York apartment is often utilized by relatives of senior management (while senior management members themselves choose to spend additional Company money staying in expensive hotels when visiting the city), and that the Paris apartment serves as the personal residence of the Company's Chairman and his family. Moreover, the Company unnecessarily spends more than $107,000 per year in rent alone, in addition to undisclosed salaries and other expenses, maintaining an office and support staff in the Miami, Florida area (where it has limited operations) for the convenience of its Chief Executive Officer and Chief Operating Officer, who are engaged in local business activities unrelated to the Company. Such decentralized operations would be wasteful and inefficient under any circumstances. For an enterprise in the Company's dire financial condition, they are simply indefensible. We believe that the Miami area office should be closed and the Company's American operations consolidated in a single location convenient to the focus of its important business relations in the pharmaceutical industry.

         Management Credibility. We have repeatedly stressed that senior management is perceived by elements of the business and financial community as lacking candor and credibility. The individual nominally serving as Chief Operating Officer, whose primary stated responsibility is investor relations and corporate communications, has apparently done little or nothing in that regard, leaving this important task to the Chairman. While the Chairman may be qualified to serve as the Company's most senior scientific officer, we believe that he has been completely ineffective in his other role. In fact, it seems that repeated misjudgments and failure to meet announced business expectations have all but destroyed management's credibility with the financial community. Senior management has been consistently wrong and failed to meet their own estimates and projections regarding such vital matters as timing of product launches, timing of product reorders, product revenues, product positioning, product competition, product acceptance, product labeling and


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Board of Directors
October 2, 1998
Page 4

side effects, and earnings. Because of their disillusionment and frustration with senior management, we understand that financial analysts who previously followed the Company's stock no longer do so, further crippling efforts to raise capital, attract investor interest and maintain a stable market for the Company's stock. Responsibility for the Company's crucial investor relations and corporate communication functions must be effectively re-allocated, either to qualified individuals within the Company or outsiders.

         Management Performance. The Chief Operating Officer, left with no apparent duties with the Company after relinquishing responsibility for investor relations to the Chairman, is still employed at great expense despite the Company's past assurances that his departure was imminent. The Company's Chief Executive Officer is perceived as devoting insufficient time and energy to the Company's affairs and being inaccessible to investors, while pursuing numerous unrelated business activities. In connection with one such venture, he borrowed money against the Company's stock and was ultimately compelled to sell 182,000 shares. Meanwhile, in the Chief Executive Officer's primary area of responsibility for the Company, over-the-counter products, results have been disastrous. The Chairman should return his focus to product development and scientific matters. The Chief Executive Officer and Chief Operating Officer should be replaced with qualified individuals who can address the Company's business problems and regain the confidence of the financial community.

         Board Composition and Conduct. Despite the Company's pressing problems, the Board of Directors met only three times during the last fiscal year -- sometimes by telephone. In addition, we believe that the Company suffers from a lack of additional independent Directors capable of bringing a range of business experience, objectivity and judgment to bear on the Company's affairs. Of the eight present Directors, four are Company officers, one is a close relative of an officer, and others have business or personal ties to Company officers. We believe that the Board must be re-aligned to protect the interests of the shareholders.

         Financial Management. Senior management has repeatedly permitted the Company to confront severe cash shortages and been forced to make disadvantageous arrangements under pressure to prevent the Company from running out of money altogether. In addition, it appears that senior management has expended millions of dollars on work toward an AIDS drug in which they now seem to have lost interest. We believe that this lack of planning and fiscal responsibility has discouraged serious investors from acquiring


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Board of Directors
October 2, 1998
Page 5

and holding the Company's stock. New measures must be implemented to restore fiscal responsibility.

         Product Introduction and Marketing. We believe that senior management has failed to effectively coordinate and monitor the introduction of the Company's important new products. In our view, the Company's business was seriously damaged by mishandling the significant relationships with Lake
Pharmaceuticals and Warner-Lambert. We also believe that management mishandled negotiations for the introduction and marketing of Crinone, its most promising new product, by the Wyeth-Ayerst Laboratories division of American Home Products Corporation and failed to monitor the timing of that process. We believe that the potential for the Company's products remains very promising. However, it appears to us that management failure has prevented the Company and its shareholders from receiving the benefit of the introduction of these products.

         Shareholder Meetings and Corporate Governance. Senior management has still not scheduled the 1998 annual meeting of shareholders, more than a year after the last meeting was held. As stated, the Committee intends to apply to Delaware Chancery Court for an order that a shareholders meeting be held promptly as required by Section 211 of the Delaware General Corporation Law. The failure to schedule a 1998 annual meeting, forcing shareholders to go to court in order to exercise their franchise as the owners of the corporation, reflects senior management's indifference to ordinary standards of corporate governance and the legitimate interests of all shareholders.

         We believe that it is imperative that the Board take immediate action to address the Company's situation, including the following:

         o Remove and replace the Company's inactive and ineffective senior officers including the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, bringing in an experienced pharmaceutical industry executive. If necessary, a recognized executive search firm should be retained to assist in this process.

         o        Revise    management    compensation    and    implement    an
                  incentive-based system which rewards management dedication and demonstrable performance.


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Board of Directors
October 2, 1998
Page 6

         o Undertake a detailed review of the Company's expenses and develop a responsible budget for a business in the Company's position. Close the Company's unnecessary and expensive Miami area office and consolidate American operations in a location convenient to the focus of the pharmaceutical industry.

         o Restore credibility with the financial community by identifying qualified individuals, whether inside or outside the organization, to deal with investor relations and corporate communications.

         o Require full Board meetings at least monthly. Add additional independent directors to bring perspective, experience and objective oversight to bear on the Company's affairs and demand management accountability.

         o Immediately schedule an annual meeting of the Company's shareholders as provided by Delaware law.

         o Engage investment bankers to consider and report to the Board regarding strategic alternatives and prospects for enhancing shareholder value, including a merger or sale of the Company.

         The Committee and, we believe, many other shareholders are deeply concerned by these and other serious issues facing the Company. We urge each Board member to take the time to consider our concerns. We would be happy to meet with any members of the Board to discuss these matters and we invite you to contact us, through Mr. David Knott at 516-364-0303, for that purpose.

                                            Very truly yours,


                                            The Committee to Improve Shareholder
                                            Value of Columbia Laboratories